Exhibit 1.1

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Share Transfer Agreement

Kazuyoshi Takahashi ("Party A"), Shizue Takahashi ("Party B"), Kazumasa Takahashi ("Party C"), and MEDIROM Healthcare Technologies Inc. ("Party D") have entered into the following share transfer agreement (the "Agreement") regarding the transfer of common stocks ("Shares to be transferred") issued by ZACC Kabushiki Kaisha (the "Subject Company") as described in Exhibit 1.

Article 1 (Details of Share Transfers)

1.	Party A, Party B, and Party C shall respectively transfer his/her shares to Party D as follows

(1)     Transfer from Party A to Party D

Company Name / Stock Type	ZACC Kabushiki Kaisha / Common Stock
Number of Shares to be Transferred and Transfer Unit Price	130 shares / 1,850,000 yen per share
Transfer Price (Total)	240,500,000 yen

(2)     Transfer from Party B to Party D

Company Name / Stock Type	ZACC Kabushiki Kaisha / Common Stock
Number of Shares to be Transferred and Transfer Unit Price	50 shares / 1,850,000 yen per share
Transfer Price (Total)	92,500,000 yen

(3)     Transfer from Party C to Party D

Company Name / Stock Type	ZACC Kabushiki Kaisha / Common Stock
Number of Shares to be Transferred and Transfer Unit Price	20 shares / 1,850,000 yen per share
Transfer Price (Total)	37,000,000 yen

2.	Upon execution of this Agreement, Party D shall pay 69,013,698 yen to Party A as an advance payment. No interest shall be paid on this advance payment.

3.	The transfers shall be executed on October 1, 2021 (the "First Transfer Date") and January 1, 2022 (the "Second Transfer Date"), respectively. Party D shall deliver cash to Party A, Party B and Party C within ten (10) business days from the respective delivery dates as set forth in Exhibit 2, and Party A, Party B and Party C shall deliver to Party D the share certificates representing the shares to be transferred on the first and second delivery dates, respectively.

4.	The advance payment set forth in Paragraph 2 of this Article shall be applied towards the transfer price from Party D to Party A as of the date of the first delivery, and Party D shall deliver only the balance.

5.	In the event of any delay in the administrative procedures required for the execution of the transfers, the transfer dates may be changed upon agreement by all parties.

6.	In the event such share certificates are not delivered on the First Transfer Date within thirty (30) days after the payment of the Advance Payment set forth in Paragraph 2 of this Article, this Agreement shall be automatically terminated and Party A shall be required to return the Advance Payment to Party D within five (5) business days.

Article 2 (Condition Precedent)

1.	Party A, Party B and Party C shall cause Party A, as the Chief Executive Officer of the Subject Company, to execute the following matters by the date of the First Delivery Date set forth in Paragraph 3 of the previous Article:

①	Delivery of a copy of the shareholder registry of the Subject Company as of the day prior to the first Delivery Date with proof of the original document;

②	Delivery of any and all documents required for the Company to make a request for the transfer of the register of shareholders in the form prescribed by the Subject Company in relation to the share transfer (with Party A and Party B and Party C affixed thereto) or any other documents required for the Company to make a request for the transfer of the register of shareholders as set forth in Article 133 of the Companies Act.

③	Deliver a certified copy of the board of directors’ meeting of the Subject Company which approved the share transfer.

④	A certificate of the registered seal of Party A and Party B and Party C, respectively (obtained within three (3) months prior to the date of this Agreement) shall be issued.

⑤	The balance of accounts payable to Party A on the balance sheet of the Subject Company shall be zero by means of settlement, set-off (set-off with other assets outstanding), etc.

⑥	The balance of loans receivable from Party A on the balance sheet of the Subject Company shall be zero by means of settlement, set-off (set-off with other assets outstanding), etc.

⑦	Entering into a separate "confirmation letter on management after the date of delivery" (named provisionally) among Party A, Party D, and the Subject Company.

⑧	All other balances and transactions between the Subject Company and related parties included in the balance sheet and the profit and loss statement shall be resolved except for those agreed between Party A and Party D and deemed to be satisfactory under the laws, regulations and accounting audits applicable to Party D.

2.	Party A and Party B and Party C shall cause Party A as the Chief Executive Officer of the Subject Company to execute the following matters by the Second Delivery Date set forth in Paragraph 3 of the previous Article:

①	To cancel contracts with the two life insurance companies, which are recorded as insurance reserves on the balance sheet of the Subject Company, by the end of December 2021.

②	To agree that Party A shall revise the executive compensation paid by the Subject Company to an amount agreed upon by Party A and Party D. Provided, however, that the revision period shall be any date from the date of delivery to the last day of December 2021 as separately agreed by Party A and Party D.

3.	If Party D determines that the prerequisites for delivery set forth in Paragraph 2 of this Article have been fulfilled by the respective delivery dates, Party D shall pay to Party A and Party B and Party C the respective payments set forth in Paragraph 3 of the Article 1 in accordance with the payment schedule set forth in Exhibit 2.

4.	In the event the procedures stipulated in paragraphs 1 to 4 of this Article are fulfilled and Party D issues Stock Option Rights (hereinafter referred to as "SO") on or after the execution of this Agreement, a part of said rights may be granted to Party A at the discretion of Party D. In addition, the issuance of SOs and the determination of the number of SOs to be granted shall be discussed between Party A and Party D in light of the necessity of an approval by the Board of Directors of Party D.

Article 3 (Representations and Warranties)

1.	Party A, Party B, Party C and Party D represent and warrant the matters set forth in Exhibits 3 and 4. In addition, Party A, Party B, Party C and Party D shall not be released from liability for any breach of the said representation or warranty.

Article 4 (Termination)

1.	Party A, Party B and Party C and Party D may, upon the occurrence of any of the following events, give written notice to the other party specifying a reasonable period of time to cure the breach, and if the breach is not cured within such period of time, terminate this Agreement before the Second Execution of the share transfer:

①	Any breach of the representations and warranties set forth in Article 3 has a material adverse effect on the execution of this Agreement or the business performance of the Company.

②	In the event of material default or breach of any of its obligations under this Agreement with respect to the other party.

③	Where the other party is subject to a suspension of payments or suspension of transactions at a clearing house, or a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, special liquidation or other similar legal bankruptcy proceedings (hereinafter collectively referred to as "legal bankruptcy proceedings") has been filed.

④	In the event it is reasonably determined that the share transfer is unlikely to be effected on each delivery date at no fault of its own.

2.	Termination under this Paragraph shall not preclude the terminating party from claiming damages or claiming compensation from the breaching party.

3.	In the event this Agreement is terminated pursuant to this Article, the provisions of this Article, Article 5, Article 8, Article 9, Article 10, and Article 11 shall remain in full force and effect.

Article 5 (Indemnification)

1.	Party A, Party B and Party C (herein after collectively refer to as the “Seller”), shall indemnify Party D (the “Buyer”), against any damages, losses or expenses (including reasonable attorneys' fees and expenses, hereinafter referred to as "Damages") incurred by Party D arising out of the breach of the Seller's duties hereunder. Provided, however, that Party D shall be required to make a written claim for compensation within one (1) year from the date of execution of the transaction. The provisions of indemnification under this Article shall not apply in the event of any breach of the representation and warranty set forth in Article 3, and in such event, the Seller shall be liable for damages.

2.	The Buyer shall indemnify the Seller against any damages, losses or expenses (including reasonable attorneys' fees and expenses, hereinafter referred to as "Damages") incurred by the Seller arising out of the breach of the Buyer's duties hereunder. Provided, however, that the Seller shall be required to make such claim in writing no later than one (1) year after the date of the Transaction. The provisions of indemnification under this Article shall not apply in the event of a breach of the representation and warranty set forth in Article 3, and in such event, the Buyer shall be liable for damages.

Article 6 (Trade Name, etc.)

1.	Party A approves that the Subject Company listed on Exhibit 1 will continue to use the intangible assets listed on Exhibit 5 free of charge upon completion of the transfers.

Article 7 (Publication)

1.	Party A, Party B, Party C and Party D agree that Party D shall, without any delay after the execution of this Agreement, publish announcement concerning the execution of this Agreement and the nature of the transactions contemplated by this Agreement. Provided, however, that the timing, method and content of such publication shall be agreed upon by the parties.

Article 8 (Expenses)

1.	Each cost, expense and fee (including attorneys' and accountants' fee) incurred by Party A, Party B, Party C and Party D in connection with the preparation, execution and contemplated transactions (whether or not transactions have been completed) shall be borne by themselves, respectively.

Article 9 (Confidentiality)

1.	Party A, Party B, Party C and Party D shall not disclose or divulge to any third party or use for any purpose other than the transfer of shares, any confidential information disclosed by any other party in connection with this Agreement, the fact of execution of this Agreement, the content of this Agreement, the history and content of negotiations relating to the conclusion of this Agreement, or the conclusion of this Agreement, except with prior consent of such party. Provided, however, that this shall not apply to a case that falls under any of the following items:

①	When necessary, in accordance with laws and regulations, etc.

②	Disclosure to attorneys, certified public accountants, certified tax accountants, judicial scriveners, real estate appraisers, or other advisors legally under a duty of confidentiality.

③	Disclosure is made at the request of a public authority.

2.	Notwithstanding Paragraph 1 of this Article, the information specified in each of the following items shall be excluded from the confidential information:

①	Information that was already in the public domain at the time of disclosure.

②	Information that has become publicly known after disclosure through no fault of the party to whom it was disclosed.

③	Information in the possession of the receiving party at the time of disclosure.

④	Information obtained from a duly authorized third party without any obligation of confidentiality.

3.	In the event this Agreement is terminated due to termination or for any other reason, Party A, Party B, Party C and Party D shall promptly return or destroy the media on which the confidential information disclosed by such party is described or recorded, in accordance with a request from the other party.

Article 10 (Prohibition of Assignment)

1.	Party A and Party B, Party C and Party D shall not assign, transfer or pledge to any third party or pledge as security all or any part of its status hereunder or its rights or obligations hereunder without the prior written consent of the other party.

Article 11 (Governing Law and Court Jurisdiction)

1.	This Agreement shall be governed by and construed in accordance with the laws of Japan. In addition, in the event of any dispute concerning the performance and interpretation of this Agreement, the Tokyo District Court shall be the exclusive jurisdictional court of first instance.

Article 12 (Other Items)

1.	In the event any matter not stipulated in this Agreement or any doubt arises as to the contents of this Agreement, Party A, Party B, Party C and Party D shall consult in good faith with each other in the spirit of mutual trust, concertedness, and cooperation to resolve such matter.

Four (4) copies of this document shall be prepared to certify the establishment of this agreement, and each Party A, Party B, Party C and signature or signature and seal, respectively, and one copy shall be retained.

August 31, 2021

Party A: Kazuyoshi Takahashi

Party B: Shizue Takahashi

Party C: Kazumasa Takahashi

Party D: MEDIROM Healthcare Technologies Inc.

Kouji Eguchi, Representative Director

Exhibit 1

About the Subject Company

Company Name	ZACC Kabushiki Kaisha
Head Office	5-2-1 Minamiaoyama, Minato-ku, Tokyo
Foundation Year	1988
Paid-in Capital	10,000,000yen
Representative Director	Kazuyoshi Takahashi
Total Number of Shares Issued	Common Stock: 200 shares

Exhibit 2

Date of Transfer Price Payment, Amount, etc.

Number of Shares Held		130	50	20	200
Name		Kazuyoshi Takahashi	Shizue Takahashi	Kazumasa Takahashi	Total
Advance Payment upon Contract Execution	Aug 31, 2021	69,013,698	-	-	69,013,698
Transfer Price (1)	Oct 1, 2021	75,286,302	55,500,000	22,200,000	152,986,302
Transfer Price (2)	Jan 1, 2022	96,200,000	37,000,000	14,800,000	148,000,000
Total		240,500,000	92,500,000	37,000,000	370,000,000

Number of Shares Delivered

Number of Shares Held		130	50	20	200
Name		Kazuyoshi Takahashi	Shizue Takahashi	Kazumasa Takahashi	Total
Number of Shares	First Delivery	78	30	12	120
Number of Shares	Second Delivery	52	20	8	80
Total		130	50	20	200

Exhibit 3

Representations and Warranties of Seller (Party A, B and C)

Party A, Party B and Party C (hereinafter collectively referred to as the "Seller") represent and warrant to Party D (hereinafter referred to as the "Buyer") the following matters:

1.	The Seller has all requisite capabilities and authority to enter into this Agreement and to enforce the terms and conditions of this Agreement.

2.	This Agreement shall become a legal, valid and binding agreement for the Seller upon its execution.

3.	The Subject Company is a joint-stock corporation validly incorporated and existing under the laws of Japan and has the authority and power necessary for the ongoing current business.

4.	The execution of this Agreement by the Seller and the performance of its terms and conditions, as well as the execution of the transactions contemplated herein, has performed all the procedures required by law and by the Seller with respect to the execution and performance of this Agreement and the execution of such transactions.

5.	Except as otherwise expressly provided herein, (i) the execution of this Agreement by the Seller and the performance of its terms and conditions and the transactions contemplated herein shall not require the authorization, consent or consent of any governmental agency or other third party or any notice thereof, and (ii) the execution of this Agreement by the Seller and the performance of its terms and conditions and the transactions contemplated herein shall not conflict with or violate any laws, regulations, directives, orders, judgments, writs, or the Subject Company’s internal rules including the Articles of Incorporation, any contract or instrument between the Seller and any third party which binds or affects the Seller or the Seller's property.

6.	Material agreements entered into by the Subject Company as set forth in Exhibit 1 shall not be cancelled or terminated due to this Agreement or change of management.

7.	No petition for temporary restraining order, compulsory execution, or foreclosure by a third party has been filed or likely to be filed against the Seller or the Subject Company.

8.	The Subject Company has reported taxes and public dues lawfully and properly, and has paid such taxes and public dues by the due date, and is free of delinquency, except for the items disclosed to Party D.

9.	(1) As of the date of this Agreement, the Company has fulfilled its material obligations to pay its executive officers and employees, including those who have been employees in the past (hereinafter collectively referred to as "employees", salary including overtime, holiday, and late-night extra wages, and other money payable to employees and there are no outstanding payments.

(2) The Subject Company is in compliance with labor-related laws and regulations, judgments of judicial and administrative decisions, and internal regulations of the Subject Company.

(3) There shall be no labor union in the Subject Company, and there shall be no human resource related dispute, including labor dispute or other personnel dispute between the Subject Company and its employees, and there shall be no possibility of such disputes.

(4) There shall be no discriminatory labor practices, unreasonable dismissal or refusal of contract renewal, restructuring, employment discrimination, sexual harassment, or any other labor-related problem that may constitute a violation of laws and regulations within the Subject Company, and there shall be no possibility of such problems.

(5) There shall be no occupational disease or other work-related injury or death with respect to the employees of the Subject Company.

(6) There shall be no recommendations or guidance bodies made by the Labor Standards Inspection Office, the Labor Relations Commission, the Labor Bureau, the Public Employment Security Office or other judicial or supervisory bodies concerning labor-management relations in the past.

10.	Neither the Seller nor the Subject Company has filed a petition for the commencement of bankruptcy procedures.

11.	No litigation or other legal proceedings or dispute resolution procedures are pending before the court or any other dispute resolution bodies, except those disclosed to the Seller.

12.	All disclosed information relating to the Subject Company is accurate, has been prepared in accordance with accounting principles generally accepted in Japan, and has not incurred any obligations or obligations that are required to be reflected which have a material adverse effect on the financial position of the Subject Company.

13.	There are no material liabilities other than those disclosed in connection with the Subject Company, including, but not limited to, off-book transactions, accrued liabilities such as guarantee obligations, potential liabilities, contingent liabilities, off-book liabilities, liabilities based on non-compliance with contracts and tort, labor obligations, guarantee obligations, and liabilities based on tax liabilities.

14.	Since the most recent fiscal year-end, the Subject Company has not experienced any adverse effect, change, or cause of any negative change in its assets, liabilities, financial position, or results of operations.

15.	There are no defects in the assets owned by the Subject Company.

16.	Even after the Transfer, the Subject Company shall be able to maintain its organizational structure that enables the smooth operation.

17.	Even after the Transfer, the Seller shall cooperate with the Buyer to the fullest extent possible in order to maintain and operate the Subject Company.

18.	There is no fact or past fact, that the Seller and the Subject Company are, or were, members of any entity or are associated with such entity or any such members, which may facilitate the commission of collective or habitual misconduct, including, but not limited to, criminal acts.

19.	The Seller is the legal and substantial owner of all of the issued and outstanding shares of the Subject Company, and none of the shares carries any encumbrances, transfer rights or other obligations of any third party.

Exhibit 4

Representations and Warranties of the Buyer (Party D)

The Buyer represents and warrants to the Seller the following matters:

1.	The Buyer is validly organized and existing under the laws of Japan and has all requisite capabilities and authority to enter into this Agreement and to perform the terms and conditions hereof.

2.	This Agreement shall be a legal, valid and binding agreement for the Buyer upon its execution, and shall be enforceable against the Buyer in accordance with its provisions.

3.	The execution of this Agreement and the performance of its terms and conditions, as well as the execution of the transactions contemplated herein, is an act within the scope of the Buyer’s objectives, and the Buyer has implemented all procedures required by law and the Buyer's internal rules with respect to the execution and performance of such contracts and the execution of such transactions.

4.	Except as otherwise expressly provided herein, (i) the execution of this Agreement by the Buyer and the performance of its terms and conditions, and the execution of the transactions contemplated herein, shall not require the authorization, consent or the like, or notice thereof, of any governmental bodies or other third parties, and (ii) the execution of this Agreement by the Buyer and the performance of its terms and conditions, and the execution of the transactions contemplated herein, shall not conflict with or violate any laws, regulations, notices, orders, judgments, writs or other internal rules of the Buyer, any agreement or deed between the Buyer and any third party which binds or affects the Buyer or the Buyer's property. There have been no ongoing litigation, arbitration, mediation or administrative proceedings which would materially and adversely affect the financial or business condition of the Buyer or the execution of this Agreement by the Buyer and the performance of its terms and conditions and the conduct of the transactions contemplated herein.

5.	There is no fact or past fact that the Buyer is (or was) a member of an organized crime group which may facilitate the commission of collective or habitual offences (including, but not limited to, criminal acts) or is (or was) associated with such organized crime group or such members.